

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Yishai Cohen
Chief Executive Officer
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

>   **Re: Landa App 2 LLC**
>   **Amended Offering Statement on Form 1-A**
>   **Filed November 10, 2021**
>   **File No. 024-11648**

Dear Mr. Cohen:

   We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amended Offering Statement on Form 1-A

General

1. We note your revised disclosure that a subscription will be accepted or rejected in whole or in part in the Manager's sole discretion promptly within 10 business days following receipt of the Subscription Agreement. Please reconcile this disclosure with your further statement on page 2 that no subscriptions to a given Series will be accepted before title to the Property underlying the relevant Series can be transferred to such Series, and clarify whether this would delay rejection or acceptance of subscriptions beyond the 10 business day period.

   You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger, Esq.